January 29, 2016

VIA EDGAR

Ms. Era Anagnosti

Legal Branch Chief – Office of Financial Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Renasant Corporation

Registration Statement on Form S-4

Filed December 24, 2015

File No. 333-208753

Dear Ms. Anagnosti:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 11, 2016 (the “Comment Letter”) relating to the above-referenced registration statement (the “Registration Statement”). Concurrently with the submission of this letter, Renasant Corporation (the “Company”) is filing a Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment”) that reflects the Company’s responses to the Staff’s comments set forth below.

As referenced in the letter accompanying the Company’s filing of the Registration Statement on Form S-4 on December 24, 2015, the Company requested that the Office of Chief Accountant of the Division of Corporation Finance (the “OCA”) waive the requirement that the Company include in such Registration Statement unaudited interim financial statements of Heritage Financial Group, Inc. (“Heritage”) (which the Company acquired effective July 1, 2015) as of and for the six-month period ended June 30, 2015 and pro forma financial information for the Heritage acquisition as of and for the period ended June 30, 2015. By letter dated January 8, 2016, the OCA indicated that it would not object if the unaudited interim financial statements of Heritage as of and for the six-month period ended June 30, 2015 are not included in the Registration Statement but that it could not agree with the Company’s request to exclude pro forma financial information for the Heritage acquisition as of and for the period ended June 30, 2015. On January 11, 2016, the Company filed a Current Report on Form 8-K with the pro forma financial information for the Heritage acquisition as of and for the period ended June 30, 2015 attached as Exhibit 99.1 thereto.

In this letter, we have reproduced the comments from the Comment Letter in italicized, boldface type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the Company’s responses correspond to the pages of the Amendment.

Compensation to BSP, page 41

1. As required by Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A, please revise your disclosure to quantify the fee KeyWorth Bank paid to BSP when it rendered its fairness opinion, as well as describe the contingent nature and the amount of the fees to be paid to BSP upon the closing of the merger transaction. To the extent known, please disclose the amount of the fees paid by KeyWorth Bank to PBS during the past two years for its services as KeyWorth’s financial advisor.

Ms. Era Anagnosti

January 29, 2016

The disclosure under the heading “Opinion of KeyWorth’s Financial Advisor—Compensation to BSP” on page 41 has been revised to include information quantifying the fees paid to BSP Securities, LLC (“BSP”) for rendering its fairness opinion, the fees payable to BSP upon the closing of the merger and the fees paid to BSP for its services as KeyWorth’s financial advisor during the past two years.

Opinion of BS Securities, LLC, Annex B

2. Please have BSP revise its fairness opinion to delete the limitation on reliance in the second to last sentence in the penultimate paragraph on page B-3 of the opinion.

BSP has revised its fairness opinion to delete the limitation on reliance set forth therein. A copy of the as-revised BSP fairness opinion has been included in the Amendment as Annex B.

Employment Agreement with Renasant, page 44

3. Please file as exhibits the employment agreements with Messrs. Pope and Stevens, KeyWorth Bank’s current Chief Executive Officer and President and Chief Operating Officer, respectively, or otherwise tell us why you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K for guidance.

The employment agreements between Renasant Bank, the Company’s wholly-owned subsidiary, and each of Mr. Pope and Mr. Stevens have been filed in the Amendment as Exhibits 10.2 and 10.3, respectively.

* * * * *

If you have any additional questions or require any further information, please do not hesitate to contact me at (662) 680-1200 or Kevin D. Chapman, Executive Vice President and Chief Financial Officer, at (662) 680-1450.

Sincerely,

/s/ E. Robinson McGraw
Chairman, President and Chief Executive Officer

cc:	Jonathan E. Gottlieb

Kevin D. Chapman

Mark W. Jeanfreau